Exhibit 99.1
The Annual Information Meeting of James Hardie Industries NV (the Company) has been called to enable CUFS holders to attend a meeting together in Australia to review items of business and other matters that will be considered and voted on at the subsequent Annual General Meeting in The Netherlands. CUFS (CHESS Units of Foreign Securities) are a form of security used to allow trading on the Australian Stock Exchange in shares of companies that are incorporated outside Australia.
Questions
CUFS holders will be able to ask questions as they would at an Annual General Meeting. We invite holders to use the accompanying form to submit questions in advance of the meeting. We believe this process will make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. CUFS holders will also be able to ask questions from the floor during the Information Meeting.
Webcast
For the benefit of holders unable to attend, the Annual Information Meeting will be broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast will then remain on the Company’s website so it can be replayed later if required.
Although no voting will take place at the Annual Information Meeting in Sydney, CUFS holders will be able to lodge direction (or proxy) forms specifying how their vote is to be recorded at the Annual General Meeting.
Meeting details
The Annual General Meeting will be held at Ballroom A, Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands at 9.30 am Central Europe Time (CET) on Monday, 25 September 2006.
The 2006 Annual Information Meeting of CUFS holders of James Hardie Industries NV will be held in
Ballroom 4, The Westin Sydney Hotel,
1 Martin Place (entry from Pitt Street),
Sydney NSW Australia
at 10.00 am Australian Eastern Standard Time (AEST) on Tuesday, 19 September 2006.
James Hardie Industries NV ARBN 097 829 895 Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

BUSINESS OF ANNUAL GENERAL MEETING
1. Reports and accounts for the financial year ended 31 March 2006
(a)	To receive and consider the Annual Report prepared by the Managing Board for the financial year ended 31 March 2006.

(b)	To receive and consider the Annual Accounts prepared by the Managing Board for the financial year ended 31 March 2006 and, if thought fit, pass the following resolution as an ordinary resolution:

That the Annual Accounts of the Company for the financial year ended 31 March 2006 be received and adopted and that the Annual Accounts and the Annual Report for the financial year ended 31 March 2006 be published in the English language.
Details of where copies of the Annual Accounts for the financial year ended 31 March 2006 are available for inspection and other information relevant to these items of business are set out in the attached Explanatory Notes.
2. Adoption of the Remuneration Report for the financial year ended 31 March 2006
To consider and, if thought fit, pass the following resolution as a non-binding resolution:
That the Remuneration Report of the Company for the year ended 31 March 2006 be adopted.
The vote on this resolution is advisory only and does not bind the members of the Managing Board, Supervisory Board or Joint Board of the Company. An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.
3. Election of members of the Supervisory and Joint Boards
To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution:
(a)	That Ms M Hellicar, being a member of the Supervisory and Joint Boards of the Company, who would otherwise retire immediately following this Annual General Meeting, and having been nominated for election by the Supervisory Board in accordance with Article 22.4 of the Company’s Articles of Association, be re-appointed as a member of the Supervisory and Joint Boards.

(b)	That Mr M J Gillfillan, being a member of the Supervisory and Joint Boards of the Company, who would otherwise retire immediately following this Annual General Meeting, and having been nominated for election by the Supervisory Board in accordance with Article 22.4 of the Company’s Articles of Association, be re-appointed as a member of the Supervisory and Joint Boards.

(c)	That Mr D G McGauchie, being a member of the Supervisory and Joint Boards of the Company, who would otherwise retire immediately following this Annual General Meeting, and having been nominated for election by the Supervisory Board in accordance with Article 22.4 of the Company’s Articles of Association, be re-appointed as a member of the Supervisory and Joint Boards.
Brief resumes of Ms Hellicar and Messrs Gillfillan and McGauchie and other information about their future intentions as Directors are set out in the attached Explanatory Notes.
4. Remuneration of members of the Supervisory Board
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That the maximum aggregate remuneration payable to members of the Supervisory Board under Article 25 of the Company’s Articles of Association be increased by US$850,000 from the current aggregate maximum amount of US$650,000 per annum to a sum not exceeding the aggregate maximum amount of US$1.5 million per annum, to be divided in accordance with the Company’s Articles of Association.
An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.
2     James Hardie

5. Supervisory Board Share Plan
To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution:
(a)	That approval is given for all purposes for:
(i)	the replacement of the current Supervisory Board Share Plan with a modified version, to be called the Supervisory Board Share Plan 2006 (SBSP) on the basis set out in the attached Explanatory Notes; and

(ii)	the issue of ordinary fully-paid shares in the Company (Shares) to members of the Company’s Supervisory Board under the SBSP in accordance with the SBSP initialed by the Chairman for the purposes of identification and described in the attached Explanatory Notes.
(b)	That approval is given for all purposes for the participation in the SBSP by Ms M Hellicar in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(c)	That approval is given for all purposes for the participation in the SBSP by Mr J D Barr in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(d)	That approval is given for all purposes for the participation in the SBSP by Mr M R Brown in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(e)	That approval is given for all purposes for the participation in the SBSP by Mr M J Gillfillan in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(f)	That approval is given for all purposes for the participation in the SBSP by Mr J R H Loudon in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(g)	That approval is given for all purposes for the participation in the SBSP by Mr D G McGauchie in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.
An explanation of the background and reasons for the proposed resolutions is set out in the attached Explanatory Notes.
6. Long Term Incentive Plan
To consider and, if thought fit, pass each of the following resolutions as ordinary resolutions:
(a)	That approval is given for all purposes for:
(i)	the establishment of a plan, to be called the James Hardie Industries NV Long Term Incentive Plan 2006 (LTIP) to provide incentives to members of the Company’s Managing Board and to management of the Company (Executives) on the basis set out in the attached Explanatory Notes;

(ii)	the issue of options or other rights over, or interests in, ordinary fully-paid shares in the Company (Shares), the issue and/or transfer of Shares under them, and the grant of cash awards to members of the Company’s Managing Board and to Executives;
in accordance with the LTIP Rules initialed by the Chairman for the purposes of identification and described in the attached Explanatory Notes.

(b)	That the following be approved for all purposes:
(i)	participation in the LTIP to a maximum of 1,000,000 Options by Mr L Gries; and

(ii)	acquisition accordingly by Mr L Gries of Shares up to the stated maximum, all in accordance with the terms of the LTIP and on the basis set out in the attached Explanatory Notes.
(c)	That the following be approved for all purposes:
(i)	participation in the LTIP to a maximum of 155,000 Options by Mr R L Chenu; and

(ii)	acquisition accordingly by Mr R L Chenu of Shares up to the stated maximum, all in accordance with the terms of the LTIP and on the basis set out in the attached Explanatory Notes.
James Hardie     3

BUSINESS OF ANNUAL GENERAL MEETING
(d)	That the following be approved for all purposes:
(i)	participation in the LTIP to a maximum of 263,000 Options by Mr B P Butterfield; and

(ii)	acquisition accordingly by Mr B P Butterfield of Shares up to the stated maximum, all in accordance with the terms of the LTIP and on the basis set out in the attached Explanatory Notes.
An explanation of the background and reasons for the proposed resolutions is set out in the attached Explanatory Notes.
7. Renewal of authority for the Company to acquire its own shares
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That the Managing Board be irrevocably authorised to cause the Company to acquire shares in the capital of the Company for valuable consideration within the price range as set out in the attached Explanatory Notes for an 18-month period, whether as an on or off financial market purchase and up to the maximum number of shares permitted by Dutch law.
An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.
8. Renewal of rights relating to takeover provisions
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That the application of Articles 49.9 and 49.10 is extended for a period of five years commencing on the passing of this resolution, subject to the confirmation of this extension by the Managing Board on the recommendation of the Joint Board, in accordance with Article 51 of the Company’s Articles of Association.
An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.
Voting Exclusion Statement
In accordance with the ASX Listing Rules, the Company will disregard any votes cast on resolutions 4, 5 or 6 of this Notice of Meetings if they are cast by any member of the Supervisory or Managing Boards or their associates.
People who fall into the categories listed above will not have their votes disregarded if:
(i)	they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a proxy form; or

(ii)	they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on a proxy form to vote as the proxy decides.
Notes on voting and Explanatory Notes are attached, and a Direction Form is enclosed.
By order of the Joint Board
Benjamin P Butterfield
Company Secretary
14 August 2006
4     James Hardie

Notes on voting
CUFS holders
CUFS holders who want to vote on the resolutions to be considered at the Annual General Meeting have the following three options available to them:

Option A	CUFS holders who want to vote on the resolutions to be considered at the Annual General Meeting in Amsterdam, but who do not want to attend that meeting, may instead attend the Annual Information Meeting in Sydney, Australia.

Before, at or following the conclusion of the Annual Information Meeting, CUFS holders may lodge a Direction Form directing CHESS Depositary Nominees Pty Limited (CDN) to vote the shares in the Company held by it on their behalf. CDN is the legal holder of the shares in the Company for the purposes of the ASTC Settlement Rules and is the issuer of CUFS.

To be eligible to direct CDN to vote the shares underlying their CUFS holding at the Annual General Meeting, CUFS holders must be registered at 5.00 pm (AEST) on Wednesday, 20 September 2006.

CUFS holders who select Option A should follow either (1) or (2) below:
1.	Complete the Direction Form accompanying this Notice of Meetings and lodge it:
(i)	in person at the Annual Information Meeting; or

(ii)	by post to GPO Box 242, Melbourne, VIC 8060, Australia; or

(iii)	by delivery to Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iv)	by email to Amanda.McDonald@computershare.com.au or

(v)	by facsimile to 03 9473 2118 from inside Australia or +61 3 9473 2118 from outside Australia.
2.	Complete a Direction Form using the internet

Go to www.computershare.com/au/proxy/jhx

Note: address requires .com/au, not the more usual .com.au

To complete the Direction Form using the internet, you will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN) from your current James Hardie Industries NV Holding Statement or your last dividend statement and your postcode as recorded in the Company’s register.

You will be taken to have signed the Direction Form if you lodge it in accordance with the instructions.

Completed Direction Forms must be received by Computershare Investor Services Pty Limited no later than 10.00 am (AEST) on Friday, 22 September 2006.

Option B	CUFS holders who want to attend and vote at the Annual General Meeting in Amsterdam may ask CHESS Depositary Nominees Pty Limited (CDN) to appoint them as proxy to vote the shares underlying their holding of CUFS on behalf of CDN. CDN is the holder of the shares in the Company for the purposes of the ASTC Settlement Rules and the issuer of CUFS.

If you are a CUFS holder and select Option B, do not complete the enclosed Direction Form. Instead, you will need to write and ask for a Proxy Request Form to be sent to you. Complete the Proxy Request Form and return it to Computershare Investor Services Pty Limited using the address, email or fax details given below.

Written requests for a Proxy Request Form, and completed Proxy Request Forms, must be sent to Computershare Investor Services Pty Limited:
(i)	by post at GPO Box 242, Melbourne, VIC 8060, Australia; or

(ii)	by delivery to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iii)	by email to Amanda.McDonald@Computershare.com.au or

(iv)	by facsimile to 03 9473 2118 from inside Australia or +61 3 9473 2118 from outside Australia.

To attend and vote at the Annual General Meeting in Amsterdam, your completed Proxy Request Forms must be received by Computershare Investor Services Pty Limited no later than 5.00 pm (AEST) on Thursday, 14 September 2006.
James Hardie     5

BUSINESS OF ANNUAL GENERAL MEETING

Option C	CUFS holders who want to attend and vote at the Annual General Meeting may also do so by converting their CUFS to ordinary shares. Converted shares cannot be traded on the ASX but the owner of the shares will be eligible to vote those shares at the Annual General Meeting either in person or by proxy. Shareholders who have converted their CUFS to shares will also receive distributions in US dollars. Shares can be converted back into CUFS after the meeting.

Conversions to Company shares must be recorded in a transfer form signed by the transferor and the transferee. The transfer will have effect, if the Company is a party to the deed, when the transfer form is executed, or when it is served upon the Company, or when the Company otherwise acknowledges the transaction.

CUFS must be converted into shares before 5.00 pm (AEST) on Thursday, 14 September 2006. The Company will not acknowledge any requests to transfer shares received between Friday, 15 September 2006 (AEST) and the close of the Annual General Meeting.

To convert your CUFS holding to a shareholding any time before 5.00 pm (AEST) on Thursday, 14 September 2006:
(i)	in the case of issuer-sponsored CUFS: obtain a transfer form from Computershare Investor Services Pty Limited, execute it and return it to Computershare Investor Services Pty Limited:
a.	by post to GPO Box 242, Melbourne, VIC 8060, Australia;

b.	by delivery to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

c.	by facsimile to 03 9473 2118 from inside Australia or +61 3 9473 2118 from outside Australia; or
(ii)	in the case of CUFS sponsored on the CHESS sub-register: direct your CHESS participant to convert your holding.

CUFS holders who select Option C should follow the voting instructions set out below under the heading Shareholders.

To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to www.asx.com.au/cdis or phone 1 300 300 279 from within Australia or +61 1 300 300 279 from outside Australia to have one sent to you.
Shareholders
Shareholders registered at 5.00 pm (AEST) on Wednesday, 20 September 2006 are eligible to attend and vote at the Annual General Meeting.
A Shareholder who is entitled to attend and vote at the Annual General Meeting, and who is unable to attend the meeting, is entitled to appoint one or more proxies. Where more than one proxy is appointed, the Shareholder must specify on separate forms the proportion or number of votes each proxy may exercise. Proxies do not need to be Shareholders of the Company.
To appoint a proxy, complete the Proxy Form provided to Shareholders and return it:
(i)	by post to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, VIC 8060, Australia; or

(ii)	by delivery to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iii)	by facsimile to 03 9473 2118 inside Australia or +61 3 9473 2118 outside Australia.
Proxy Forms must be received no later than 11.00 am (AEST) on Friday, 22 September 2006.
6     James Hardie

Explanatory Notes
Resolution 1 — Reports and accounts for the financial year ended 31 March 2006
Resolution 1 asks Shareholders to receive and adopt the Annual Accounts prepared by the Managing Board of the Company for the financial year ended 31 March 2006.
The Articles of Association of the Company provide that the Annual Accounts of the Company must be submitted to the General Meeting within six months after the end of the financial year to which the Annual Accounts relate.
The Annual Accounts for the financial year ended 31 March 2006 and which are the subject of Resolution 1 are those of the Company as a stand-alone entity, as distinct from the consolidated financial statements of the James Hardie group as set out in the 2006 Annual Report distributed to Shareholders in July.
To comply with Dutch law, Shareholders are also being asked to confirm their approval for the Company’s Annual Accounts and Annual Report for the financial year ended 31 March 2006 to be published in the English language (and not the Dutch language).
A brief overview of the financial and operating performance of the James Hardie group during the past financial year ended 31 March 2006 will be provided during the Annual Information Meeting and the Annual General Meeting.
Copies of the Annual Accounts of the Company for the year ended 31 March 2006 are freely available to Shareholders, CUFS holders and other people entitled to attend the Annual Information Meeting and the Annual General Meeting either:
(a)	at the Annual Information Meeting or Annual General Meeting; or

(b)	at the Company’s Australian registered office at Level 3, 22 Pitt Street, Sydney NSW, and registered office at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; or

(c)	on the Company’s website, in the Investor Relations area, at www.jameshardie.com
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the Annual Accounts of the Company for the financial year ended 31 March 2006 be adopted and that the Annual Accounts and the Annual Report be published in the English language, and recommends that you vote in favour of the resolution.
Resolution 2 — Adoption of the Remuneration Report for the financial year ended 31 March 2006
Resolution 2 asks Shareholders to adopt the Remuneration Report for the financial year ended 31 March 2006.
Legislation in Australia now requires that Australian incorporated listed companies disclose certain details relating to director and executive remuneration in a section of the Directors’ Report called the Remuneration Report.
While these requirements do not apply to the Company because it is incorporated in The Netherlands, the Company’s 2006 Annual Report does contain a Remuneration Report which meets these requirements by:
•	setting out the remuneration policy for the James Hardie group; and

•	reporting the remuneration arrangements in place for Supervisory Board Directors (non-executive directors), Managing Board Directors (executive directors) and Specified Executives.
The Company’s Remuneration Report is set out on pages 58 to 73 of the 2006 Annual Report and can also be found in the Investor Relations area of the James Hardie website at www.jameshardie.com
The Corporations Act (Cwlth) 2001 now also requires Australian incorporated listed companies to put the Remuneration Report for the financial year to a resolution of Shareholders at the company’s Annual General Meeting. Under the Corporations Act, the vote is advisory only, and does not bind the directors. Once again, while this requirement does not apply to the Company because it is a Dutch incorporated company, the Supervisory Board has decided to put the Remuneration Report to members for a non-binding vote as a matter of good corporate governance and in recognition of the fact that the Company has a significant number of Australian Shareholders who are familiar with the Corporations Act requirement. It will take the outcome of the vote into consideration when considering the Company’s future remuneration policy.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the Remuneration Report of the Company for the financial year ended 31 March 2006 be adopted and recommends that you vote in favour of the resolution.
James Hardie     7

BUSINESS OF ANNUAL GENERAL MEETING
Resolution 3 — Election of members of the Supervisory and Joint Boards
Resolutions 3(a) to (d) ask Shareholders to consider the election of members of the Supervisory and Joint Boards. The Company’s Articles of Association provide that the members of the Supervisory and Joint Boards are appointed for a period of three years and can be re-appointed after each term.
Each of Ms M Hellicar, Mr M J Gillfillan and Mr D G McGauchie will cease to be members of the Supervisory and Joint Boards unless re-elected at the Annual General Meeting and, each being eligible, offers herself or himself for re-election. If re-elected, each person will be appointed for a term of three years ending at the Annual General Meeting in 2009.
At the 2005 Australian Information Meeting and Annual General Meeting, the Chairman indicated that, consistent with good corporate governance, she planned to address the issue of Board renewal. With the December 2005 signing of the Final Funding Agreement setting out the company’s voluntary asbestos funding proposal, the search has intensified for new directors who have business experience in both the United States and Europe and the personal qualities and values important for this demanding Board.
The appointment of new Directors requires the Board to have available a sufficient aggregate amount of funds to be able to attract and retain directors and pay them at a reasonable, competitive rate. This is discussed further below, in Resolution 4.
In the context of Board renewal, whilst Ms Hellicar and Mr Gillfillan are standing for re-election, they have indicated that if re-elected, it is their current intention to retire from the Supervisory and Joint Boards at an appropriate time during their forthcoming terms, following the appointment of additional directors and, in the case of Ms Hellicar, the development of an appropriate successor to her as Chairman of the Supervisory and Joint Boards. Messrs Brown and Loudon indicated a similar intention to retire during the course of their terms prior to their re-election at the 2005 Annual General Meeting.
Profiles of the candidates follow:
Meredith Hellicar BA, LLM (Hons), L. Mus.A,
Chairman of the Company’s Supervisory & Joint
Boards Age 52
Meredith Hellicar was appointed as an independent Non-Executive Director of JHI NV1 in October 2001 and was appointed Chairman of the Joint and Supervisory Boards in August 2004. Ms Hellicar is a member of the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee.
Experience: Ms Hellicar is an experienced company director and has held chief executive positions in resources, transport and logistics, law and financial services. She was Chief Executive Officer of the law firm, Corrs Chambers Westgarth and Managing Director of TNT Logistics Asia Pty Ltd and of InTech Pty Ltd.
Directorships of listed companies in past three years: Current — Director of AMP Limited (since March 2003); Amalgamated Holdings Limited (since October 2003).
Other: Director of Southern Cross Airports Group, and Chairman of HLA Envirosciences Pty Limited and of The Sydney Institute. Ms Hellicar is also a member of the Australian Takeovers Panel and the Garvan Institute Foundation. Her previous experience includes directorships with the NSW Environment Protection Authority (1992-1996); the NSW Treasury Corporation (2003-2004); and HCS Limited (2001-2005). Ms Hellicar was awarded the Centenary Medal in 2003 for her contribution to society in Business Leadership. She is a resident of Australia.

[1]	Ms Hellicar was appointed as a non-executive director of the predecessor company, James Hardie Industries Limited, on 11 May 1992.
8     James Hardie

Michael Gillfillan BA, MBA
Age 58
Michael Gillfillan was appointed as an independent Non-Executive Director of JHI NV1 in September 2001. He is a member of the Joint Board and the Supervisory Board, and a member of the Audit Committee and the Nominating and Governance Committee.
Experience: Mr Gillfillan provides James Hardie with considerable knowledge of United States’ capital markets and a depth of experience in commercial and corporate banking. He has held a number of senior executive positions, including Vice Chairman of Wells Fargo Bank in the United States.
Directorships of listed companies in past three years: Current — Director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California, NA since January 2003.
Other: Partner at Meriturn Partners, LLC. He is a resident of the USA.

[1]	Mr Gillfillan was appointed as a non-executive director of the predecessor company, James Hardie Industries Limited, on 20 August 1999.
Donald McGauchie AO
Age 56
Donald McGauchie joined JHI NV as an independent Non-Executive Director in August 2003. He is a member of the Joint Board and Supervisory Board and Chairman of the Nominating and Governance Committee.
Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to government.
Directorships of listed companies in past three years: Current — Chairman of Telstra Corporation Limited (since 2004); Director of Nufarm Limited (since 2003); Former — Chairman of Woolstock Australia Limited (1999-2002); Deputy Chairman of Ridley Corporation Limited (1998-2004); Director of National Foods Limited (2000-2005); Director of Graincorp Limited (1999-2002).
Other: Director of The Reserve Bank of Australia; President of the National Farmers Federation (1994-1998); Chairman of Rural Finance Corporation (2003-2004); awarded the Centenary Medal in 2003 for service to Australian society through agriculture and business. He is a resident of Australia.
Recommendation
The Supervisory Board, having conducted an assessment of the performance of each of Ms Hellicar, Mr Gillfillan and Mr McGauchie, believes it is in the interests of Shareholders that each candidate be re-elected as a member of the Supervisory and Joint Boards, and recommends (with Ms Hellicar, Mr Gillfillan and Mr McGauchie abstaining from voting in respect of her or his own appointment) that you vote in favour of each corresponding resolution.
James Hardie     9

BUSINESS OF ANNUAL GENERAL MEETING
Resolution 4 — Remuneration of members of the Supervisory Board
Resolution 4 asks Shareholders to approve an increase in the maximum remuneration payable to members of the Supervisory Board by US$850,000 per annum, from the current maximum aggregate amount of US$650,000 per annum to a maximum aggregate amount of US$1.5 million per annum. Approval is sought for the purposes of ASX Listing Rule 10.17 and Article 25 of the Company’s Articles of Association, under which the Company must not increase the total amount of fees payable by it to members of the Supervisory Board without the approval of holders of its securities.
The maximum remuneration of the Supervisory Board has not been increased since the Annual General Meeting held on 19 July 2002. Despite the level of fees paid to individual Directors having fallen significantly below market standards for a Company of this size and complexity, the Board did not believe it was appropriate to seek an increase in the aggregate remuneration for Directors until the Company had resolved the issue of asbestos compensation. To enable implementation of the planned Board renewal process — and given the signing of the Final Funding Agreement and the progress made in satisfying conditions precedent to the implementation of that Agreement — the Supervisory Board considers that it is now necessary to seek Shareholder approval for such an increase.
The proposed annual fees, including fees in the form of shares, to be paid to each Director, the Chairman, Deputy Chairman and Committee Chairmen, commencing in FY2007 are set out in the table below. Based on the Supervisory Board returning to its former total of nine members, and continuing with three Committees, the aggregate amount of annual fees to be paid would total US$1.135 million. The increased amount also allows for the fact that there may be more than nine directors at some times, enabling an orderly transition from retiring Directors to new Directors.
The proposed fees take into consideration independent reviews from Frederic W. Cook & Co Inc in the United States and from Egan Associates in Australia, on the competitiveness of current non-executive directors’ remuneration paid by James Hardie. The reviews indicated that the current fees paid to non-executive directors of the Company are significantly below comparable companies and that to succeed in recruiting and retaining non-executive directors with appropriate experience and expertise, fees should be increased to competitive levels.
The Supervisory Board requests the increase in view of:
•	the need to provide a market-competitive reward in order to attract additional members of the Supervisory and Joint Boards from USA, Europe and Australia as part of the planned Board renewal;

•	the nature and complexity of the Company’s operations and the responsibilities of the Supervisory Board;

•	the demands placed on Directors by the geographically wide-spread operations of the Company which require extensive travel and commitment of time; and

•	the need to provide for a return to nine Board members and for greater flexibility to allow for additional members of the Supervisory Board in the transition to new directors.
The proposed remuneration of members of the Supervisory Board includes meeting attendance fees for the Supervisory and Joint Boards, superannuation and Committee participation.
The Supervisory Board proposes the following allocation of the aggregate amount among individual members of the Supervisory Board. This includes any amounts taken as shares (either before or after the entitlement to fees vests in the individual member) to satisfy the new minimum shareholding requirement for Directors referred to in the discussion of Resolution 5.
10     James Hardie

		PROPOSED FEE SCHEDULE
US $	Cash[1]	Shares[2]	Total[3]

Chairman	300,000	See note 2	300,000

Deputy Chairman	115,000	See note 2	115,000

Director	100,000	See note 2	100,000

Audit Committee Chairman[3]	10,000	—	10,000

Other Committee Chairman[3]	5,000	—	5,000

Notes:

1	In Australia, there is a compulsory 9% superannuation contribution. Prior to FY2007, the Australian Directors received the superannuation contribution as an additional amount, calculated based on their total cash fees. In the proposed fee schedule, the cash fees will include the superannuation contribution. As a result, the proposed fees will be more equitable between Australian and non-Australian based Directors.

2	Prior to FY2007, each Director was required to apply a minimum of US$10,000 of their total annual fees toward the acquisition of shares in the Company under the current Supervisory Board Share Plan (SBSP). If Resolution 5 is passed, there will no longer be a minimum amount to be applied to acquire shares under the SBSP. However, the Supervisory Board has resolved to introduce a minimum shareholding requirement for members of the Supervisory Board, as explained in the context of Resolution 5 below. Directors may elect to use the SBSP (subject to any necessary Shareholder approval for individual participation) to accumulate the minimum shareholding required. For example, if Directors elect to accumulate the minimum shareholding solely by using the SBSP, over the six year period they would need to sacrifice at least US$25,000 in fees per annum and the Chairman would need to sacrifice at least US$100,000 in fees per annum (based on current share prices and current levels of annual director remuneration and ignoring tax). The minimum shareholding requirement for Directors at the end of the six year period will be shares with a value equal to or exceeding 1.5 times their then annual remuneration (excluding additional fees for Committee or Deputy Chairmanship) and for the Chairman, will be twice her or his then annual remuneration, (hence, if their annual remuneration increases during the six year period, so will the dollar value of the minimum shareholding requirement).

3	Prior to FY2007, only the Chairman of the Audit Committee received additional compensation in the form of cash fees for the additional responsibility. In the proposed fee schedule, the Chairmen of the other Committees will also receive additional compensation in the form of cash fees for the additional responsibilities.
Shareholders should read Resolution 5 below for more detail about the remuneration and minimum shareholding requirements for members of the Supervisory Board.
Recommendation
As the Supervisory Board members have a personal interest in Resolution 4, they make no recommendation on whether Shareholders should vote in favour of the resolution. Shareholders should judge for themselves whether to approve an increase to the maximum remuneration payable to members of the Supervisory Board under Article 25 of the Company’s Articles of Association.
James Hardie     11

BUSINESS OF ANNUAL GENERAL MEETING
Resolution 5 — Supervisory Board Share Plan
Resolution 5 asks Shareholders to approve a modified form of the Company’s Supervisory Board Share Plan (referred to as SBSP-2006 for the purposes of these Explanatory Notes) and the issue of ordinary shares in the Company to the members of the Supervisory Board under the SBSP-2006.
ASX Listing Rule 7.1 limits the number of securities that the Company may issue or agree to issue in any 12-month period without Shareholder approval. Under Listing Rule 7.2 (Exception 9) the restriction on share issues under Listing Rule 7.1 does not apply to an issue of shares under an employee incentive scheme (including for the benefit of non-executive directors) within the three years preceding the issue, where Shareholders have approved the issue of shares under the scheme as an exception to Listing Rule 7.1. This exception applies for three years from the date of the Shareholder approval.
Further, under ASX Listing Rule 10.14, the Company may only permit a Director of the Company to acquire shares or rights to shares under an employee incentive scheme where that Director’s participation has been approved by an ordinary resolution of Shareholders.
At the 2002 Annual General Meeting, Shareholders approved the current SBSP for members of the Supervisory Board in accordance with ASX Listing Rules 7.1 and 10.14. This approval was renewed at the 2005 Annual General Meeting for a further period of three years.
The Company now proposes to adopt a modified form of the SBSP which, if approved by Shareholders, will replace the current SBSP. Accordingly, Shareholder approval is sought for all purposes to the terms and conditions of the SBSP-2006 and to the participation in it of certain Directors on the terms explained below.
Summary of the SBSP-2006
Basis of participation
Under the existing SBSP, members of the Supervisory Board, including the Chairman, are required to accept at least US$10,000 of their annual fees in ordinary shares. The Company introduced this requirement in 2002 to more closely align the interests of the members of the Supervisory Board with the interests of Shareholders. A two year holding lock applies to the US$10,000 compulsory component.
Under the SBSP-2006, participation by members of the Supervisory Board would not be mandatory, and no holding lock would apply to any shares acquired under the SBSP. In place of these arrangements, and in order to further align the interests of Directors with those of Shareholders, the Supervisory Board has resolved to introduce a requirement that within the six year period up to August 2012:
•	members of the Supervisory Board accumulate a minimum of 1.5 times their annual remuneration (excluding additional fees for Committee or Deputy Chairmanship) in share ownership; and

•	the Chairman accumulate a minimum of twice her or his annual remuneration in share ownership;
in each case either personally or through a personal superannuation or pension plan. Newly-appointed Supervisory Board Directors will have six years from joining the Board to satisfy the share ownership requirements.
However, to recognise the potential for share price fluctuations to have an impact on the funds required to be committed and the different taxation positions of individual Directors, no Director will be required to apply more than 50% of their fees, on a post-tax basis, over a six year period, toward satisfying this requirement.
While this requirement will not form part of the rules of the SBSP-2006 and is subject to change by the Supervisory Board from time to time, it is anticipated that Supervisory Board members will use the SBSP-2006 to acquire shares over time. For example, if Directors elect to accumulate the minimum shareholding solely through the SBSP over a six year period, they will need to sacrifice at least US$25,000 in fees per annum and the Chairman will need to sacrifice at least US$100,000 in fees per annum (based on current share prices and current levels of annual director remuneration and ignoring tax). The minimum shareholding for Directors at the end of the six year period will be shares with a value equal to or exceeding 1.5 times their then annual remuneration and for the Chairman, will be twice her or his annual remuneration (ie if their annual remuneration increases during the six year period, so will their minimum shareholding requirement). The SBSP-2006 will permit members of the Supervisory Board to participate personally, or through a nominated personal superannuation or pension plan.
Failure to comply with the minimum shareholding requirement as determined by the Supervisory Board from time to time will not automatically result in a Director being obliged to resign as a member of the Supervisory or Joint Boards, but levels of Director shareholding will be disclosed in the Company’s annual reports and shareholders will be able to monitor compliance with the requirement in this way.
12     James Hardie

Company may issue or acquire shares
The existing SBSP only allows the Company to issue new shares to participants. The SBSP-2006 will be more flexible, allowing the Company to either issue new shares or acquire shares on market on behalf of the participant.
CUFS
All shares issued or transferred under the SBSP-2006 will be held in the form of CUFS. No loans will be provided by the Company in relation to the issue or purchase of shares under the SBSP-2006.
How the number of shares will be calculated
The number of shares issued or transferred to a member of the Supervisory Board will be determined by dividing the amount which that member elects to apply under the SBSP-2006 (net of any applicable taxes) by the Market Price (see below).
Maximum number of shares issued under the SBSP-2006
The total remuneration of a Supervisory Board member will take into account any participation in the SBSP-2006. Accordingly, the maximum amount of their participation will be determined by the maximum remuneration payable to them. The maximum number of shares that may be issued under the SBSP-2006 to all participants in any one year is therefore equal to the aggregate remuneration payable to members of the Supervisory Board under Article 25 of the Company’s Articles of Association (see the explanatory notes for Resolution 4 above), divided by the Market Price (see below).
Market Price
Where new shares are issued under the SBSP-2006, Market Price is the average of the closing prices for CUFS on the ASX during the period of five business days preceding the day of issue of the shares. Where shares are purchased on market, the Market Price is the price at which the relevant CUFS are acquired.
Administration of the SBSP-2006
The SBSP-2006 is administered by the Managing Board of the Company and is governed by the laws of The Netherlands. The Managing Board may at any time vary or terminate the SBSP-2006 by resolution (subject to any applicable ASX Listing Rule requirements).
Supervisory Board members
All of the members of the Supervisory Board at the time of passing this resolution will, (subject to the passing of the resolution), be eligible to acquire shares under the SBSP-2006. Shares under the SBSP-2006 will be issued by no later than three years after the passing of this resolution.
New participants
Any new member of the Supervisory Board will not be issued new shares under the SBSP-2006 until further Shareholder approval is obtained under the relevant ASX Listing Rules. However, any new member of the Supervisory Board appointed prior to the next Annual General Meeting may participate in the SBSP-2006 by the Company acquiring shares on market (which does not require Shareholder approval under the ASX Listing Rules).
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BUSINESS OF ANNUAL GENERAL MEETING
Previous allotments
Since the SBSP was last approved by Shareholders at the 2005 Annual General Meeting, the following allotments have been made to participants:

	SHARES ALLOTTED UNDER SBSP SINCE THE 2005 AGM
Name	Number of Shares	Issue price

Current Directors

M Hellicar	1,515	A$8.64

J Barr	758	A$8.64

MR Brown	758	A$8.64

MJ Gillfillan	758	A$8.64

JRH Loudon	758	A$8.64

DG McGauchie	758	A$8.64

Former Directors

PS Cameron	1,894	A$8.64

GJ Clark	758	A$8.64

Notice of issues
Details of shares issued under the SBSP-2006 in any financial year will be published in the Company’s Annual Report along with confirmation that the issue was approved by Shareholders in accordance with ASX Listing Rule 10.14.
SBSP-2006 rules
Copies of the rules of the SBSP-2006 may be inspected:
(a)	at the Annual Information Meeting or Annual General Meeting; or

(b)	at the Company’s Australian registered office at Level 3, 22 Pitt Street, Sydney NSW, and registered office at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; or

(c)	on the Company’s website, in the Investor Relations area, at www.jameshardie.com
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the SBSP-2006 as set out in the Explanatory Notes for Resolution 5 be adopted and that the issue of ordinary shares in the Company to the members of the Supervisory Board on the terms and conditions of the SBSP-2006 is approved. The Supervisory Board recommends that you vote in favour of each corresponding resolution.
14     James Hardie

Resolution 6 — James Hardie Industries NV Long Term Incentive Plan
Summary of the legal requirements for approval
Shareholder approval of the James Hardie Industries NV Long Term Incentive Plan 2006 (LTIP) is sought for all purposes under the Listing Rules of ASX.
Under ASX Listing Rule 7.1, the Company may not issue shares or options over unissued shares for more than 15% of its issued share capital in any 12-month period without Shareholder approval (subject to limited exceptions). Where Shareholders have approved the issue of shares or options over shares under an employee share plan within the three years preceding the issue, as an exception to ASX Listing Rule 7.1, those shares or options would not be counted towards the 15% limit. Accordingly, Shareholder approval is sought for the issue of shares and options over unissued shares under the LTIP.
ASX Listing Rule 10.14 provides that a listed company must not permit a Director to acquire shares or rights to shares under an employee incentive scheme without the approval of Shareholders by ordinary resolution. This Listing Rule also applies to any person whose relationship with the Company is, in the ASX’s opinion, such that approval should be obtained. The Company considers that ASX Listing rule 10.14 will apply to the Managing Board members. Accordingly, Shareholder approval is sought for the purpose of this Listing Rule.
Similarly, under recent changes to Dutch legislation, any proposals which concern the remuneration of members of the Managing Board of the Company in the form of either shares or options must be submitted to Shareholders for approval. Under this law, approval is needed for both the aggregate number of shares and options that can be granted under the LTIP as well as the performance criteria that will apply to a grant.
Resolution 6(a) — approval of proposed LTIP
Resolution 6(a) asks Shareholders to approve the establishment of the James Hardie Industries NV Long Term Incentive Plan 2006 (LTIP) which provides for the issue of options or other rights over ordinary shares in the Company, the issue or transfer of ordinary shares in the Company, and the grant of other awards to the members of the Managing Board and management of the Company (Executives).
The LTIP is a key component of the Company’s compensation arrangements for Executives. The LTIP will help retain and motivate Executives and ensure they are making decisions that represent the best interests of Shareholders as they drive the Company’s business forward. The proposed LTIP reflects the Company’s aim to achieve the best balance between:
•	the approach to long term incentive arrangements (LTIs) for executives in the United States, where the Company conducts most of its business and sources the majority of its senior executives; and

•	the Company’s commitment to good corporate governance practices which, in the context of the Australian market, requires appropriate performance hurdles for executive LTI.
Overview of Plan
At the Company’s 2005 Annual General Meeting , Shareholders approved a Managing Board Transitional Share Option Plan (MBTSOP) while the Nominating and Governance Committee of the Supervisory Board considered further enhancing the role of the Company’s LTIs in providing rewards based on materially improved Company performance in terms of medium to long-term growth and resulting shareholder value.
Following this review, the Supervisory Board (Board) decided to establish a new long-term incentive plan (LTIP) for the members of the Managing Board and management of the Company which seeks to effectively balance the interests of our mainly US-based Executives with our majority Australian Shareholder base. The LTIP also incorporates the Board’s desire for more flexibility in the type of entitlements used to deliver long-term benefits.
The flexibility of the proposed LTIP will enable the Supervisory Board to determine that the Company’s shares (Shares), which may be earned upon achieving performance hurdle, vesting and exercise conditions, may be purchased by the Company on-market rather than by diluting Shareholders’ equity by the issue of new shares.
Under the LTIP, the Company may offer eligible Executives any of the following:
•	options over ordinary fully-paid Shares (Options);

•	rights to receive ordinary fully-paid Shares by way of issue or transfer for no cash payment (Performance Rights);

•	beneficial interests in ordinary fully-paid Shares (Performance Shares); or

•	cash awards (Awards).
Options granted to US Executives may also include Incentive Stock Options, a type of option structured to comply with particular requirements in the US Internal Revenue Code, that can provide a specific tax benefit to US-based Executives.
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BUSINESS OF ANNUAL GENERAL MEETING
The Supervisory Board believes that the flexibility to grant Options, Performance Rights, Performance Shares or Awards (Entitlements) to Executives under the LTIP will potentially be more cost-effective for the Company and will optimise the incentive to Executives to maximise returns to Shareholders over the long-term by:
•	aligning the interests of Executives and Shareholders;

•	matching rewards under the LTIP with the long-term performance of the Company; and

•	helping to attract and retain Executives.
In determining the number of Entitlements which it may offer to Executives under the LTIP, the Supervisory Board will consider the relative values of the Entitlements, taking into account the market value of Shares at the date of the offer and the cost (if any) to the Executive of acquiring or exercising the Entitlements.
A summary of the LTIP Rules (Plan Rules) is set out below. The Plan Rules explain the general terms of the LTIP, which includes separate sub-plans for the offer of each type of Entitlement (Sub-plans) (including a separate Sub-plan that applies to the offer of Entitlements to US Executives), and general rules which apply to all of these Sub-plans. A grant of Entitlements under the LTIP is subject both to the Plan Rules and to the terms of the specific grant. The Supervisory Board will administer the LTIP in accordance with the Plan Rules and the terms and conditions of the specific grants to Executives.
The Supervisory Board will not:
•	issue an invitation to apply for Options;

•	issue Shares on the exercise of Performance Rights; or

•	issue or acquire Shares (in the case of US Executives) or cause the trustee of the proposed Performance Share Sub-plan trust to subscribe for Shares (in the case of other Executives), if the number of Shares involved in each of the above, when added to;
(a)	the number of Shares which would be issued if all outstanding Options, and all Options which may be granted pursuant to the acceptance of any outstanding invitations to apply for Options, were exercised; and

(b)	the number of Shares issued to the trustee of the proposed Performance Share Sub-plan trust and which remain held in that trust, would exceed 5% of the total number of issued Shares at the date on which the Supervisory Board proposes to grant Options, issue Shares on the exercise of Performance Rights, issue or acquire Shares or cause the trustee of the proposed Performance Share Sub-plan trust to subscribe for Shares (as applicable).
Information about the Supervisory Board’s ability to amend or terminate the LTIP from time to time is contained in the section “Amendments to the LTIP” under the Explanatory Notes to Resolutions 6(b) to (d) below.
General application of performance hurdles
The Supervisory Board has determined that the vesting or exercise of Entitlements granted to all participants under the LTIP may be conditional on the achievement of performance hurdles set out in the terms of the specific grant.
Any grants made to Managing Board members which involve the issue of securities require Shareholder approval under ASX Listing Rule 10.14. The Supervisory Board has determined that any Entitlements granted to members of the Managing Board during this financial year will be in the form of Options. The performance hurdles which will apply to those grants are set out below under the heading “Vesting Criteria” in the Explanatory Notes relating to Resolutions 6(b) to (d).
It is anticipated that performance hurdles for the vesting of Entitlements granted to other participants under this LTIP will be similar to those referred to above in relation to members of the Managing Board. The Company intends to continue, for the time being, to make unapproved grants of entitlements to Executives (other than members of the Managing Board) under the 2001 Equity Incentive Plan.
Generally speaking, any unvested Options will expire and become unexercisable on:
•	the third anniversary of the grant date, for Options which vest by reference to a Return On Capital Employed (ROCE) performance hurdle; and

•	the fifth anniversary of the grant date, for Options which vest by reference to a Total Shareholder Return (TSR) performance hurdle.
The ROCE and TSR performance hurdles are described below in the Explanatory Notes relating to Resolutions 6(b) to (d).
Further information on the expiry of Options if an Option holder ceases employment with the Company is set out below in the Explanatory Notes to Resolutions 6(b) to (d).
16     James Hardie

Brief summary of each Sub-plan
The following is a summary of each of the rules of the Sub-plans:
Option Sub-plan
A summary of the key features of the long-term incentive arrangements for the grants of Options to eligible Executives (including Managing Board members) under the LTIP is set out below. A grant of Options to a particular Executive is subject to the LTIP and the terms of the specific grant (see Resolutions 6(b) to (d) below).
Invitation to Participate - selected Executives will be invited to apply for up to a specified number of Options.
Options are Non-transferable - an Option granted to an Executive is not transferable, except with express approval or by force of law on death or legal incapacity.
Exercise Price - the exercise price will be the amount specified in the invitation to the individual Executive, adjusted to take into account any reconstructions or bonus issues (but, in accordance with the ASX Listing Rules, may not be less than $0.20 per Share).
Performance Hurdles - the Supervisory Board has determined that the vesting or exercise of Options will be conditional on the achievement of performance hurdles set out in the terms of the specific grant. Details of the performance hurdles for grants to Managing Board members this year are set out below under “Vesting Criteria” in the Explanatory Notes to Resolutions 6(b) to (d).
Exercise of Options - the Supervisory Board will prescribe a date or dates on which Options become exercisable. On or after the prescribed date, and provided any other vesting or exercise conditions prescribed by the Supervisory Board and approved by Shareholders in respect of Managing Board members have been achieved, the Executive may acquire that number of the Shares by exercising the same number of Options. An Option will expire if it is not exercised within the life of the Option. Details regarding the expiry of Options are set out in “Overview of Plan” above and in the Explanatory Notes to Resolutions 6(b) to (d) below.
Early Exercise - early exercise of the Options may be permitted at the discretion of the Board, if the Executive ceases employment with any participating group company (Participating Company) in circumstances such as death, retirement, voluntary resignation (with the consent of the Board for the purposes of this Plan), redundancy or where otherwise permitted by the Board. Early exercise of Options may also be permitted on a takeover, reorganisation, change of control or winding up of the Company subject to Supervisory Board approval.
If an Executive dies or retires, is made redundant, is terminated (except for fraud or dishonesty) or leaves employment, then with the approval of the Supervisory Board, and at its sole discretion, given for the purpose of the Option Sub-plan:
(a)	vested Options may be exercised earlier than the prescribed exercise date, in accordance with the Plan Rules of the Option Sub-plan unless the Supervisory Board reasonably determines and provides notice to the Executive that the Executive’s Options have lapsed; and

(b)	unvested Options may be exercised only if permitted by the Supervisory Board at its absolute discretion.
Unexercised Options of Executives whose employment is terminated for cause (including for fraud or dishonesty) will be declared to have lapsed by the Supervisory Board.
For more detail on the expiry of options in particular circumstances, refer to the Explanatory Notes relating to Resolutions 6(b) to (d) below.
Entitlement on Exercise - on exercise of Options, the Company will issue the Executive with the resulting Shares.
Reconstruction and Bonus Issues - in accordance with ASX Listing Rules 6.16 and 6.22.3, an Executive’s entitlement to Shares under an Option will be adjusted to take account of capital reconstructions and bonus issues as if the Option had been exercised before the determination of entitlements in respect of those issues. For more information relating to reconstruction, bonus and rights issues, refer to the Explanatory Notes relating to Resolutions 6(b) to (d) below.
Restriction on Disposal of Shares - the Supervisory Board may impose a restriction on disposal of Shares issued on exercise of an Option.
Performance Rights Sub-plan
The Sub-plan governing grants of Performance Rights to eligible Executives (including Managing Board members) under the LTIP, is similar to the Option Sub-plan summarised above. Performance Rights are similar to Options, except that Shares may be issued or transferred to Executives on the exercise of Performance Rights, and there is no exercise price payable by Executives. A grant of Performance Rights to a particular Executive is subject to the LTIP Rules and the terms of the specific grant. Key differences between the Performance Rights Sub-Plan and the Option Sub-Plan are outlined below:
Exercise Price - the holder of a Performance Right will not be required to pay any amount to exercise the Performance Right.
Entitlement on Exercise - on exercise of Performance Rights, the Company may either issue or procure the transfer of the Shares resulting from the exercise of Performance Rights to the person exercising the Performance Rights.
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BUSINESS OF ANNUAL GENERAL MEETING
Performance Shares Sub-plan
A summary of the key features of this long-term incentive arrangement for the grant of Shares to Executives (including Managing Board members but excluding any US Executives), to be held by the trustee of the Performance Share Sub-plan (Plan Trustee) is set out below. A grant of Shares to a particular Executive is subject to the Plan Rules and the terms of the specific grant.
Invitations to Participate - selected Executives will be invited to apply for a specified number of Performance Shares. It is expected that Executives will not be required to make any payment to acquire Performance Shares.
Plan Trustee will Acquire Shares - the Company will give the Plan Trustee sufficient funds to acquire the Shares on-market at the prevailing market price on ASX or to subscribe for Shares to be issued by the Company, as determined by the Supervisory Board.
Shares Held on Trust - after acquiring all Shares during a particular acquisition period, the Plan Trustee will hold the Shares on trust for those Executives participating in the particular offers under which the Shares are acquired.
Conditions of Grant - the ability of an Executive to withdraw Shares from the Performance Share Sub-plan may (and for grants to
Managing Board members approved by Shareholders, will), in certain circumstances, be subject to performance or other conditions which must be met or the Shares may be forfeited. The Shares will also be subject to forfeiture at the discretion of the Supervisory Board in a number of circumstances including in the case of dishonesty, fraud or wilful breach of duty by the Executive.
Withdrawal of Shares - generally, the Shares may only be withdrawn from the Performance Share Sub-plan by an Executive when all vesting and performance conditions have been satisfied and any non-disposal period has expired.
Early Withdrawal of Shares - requirements relating to the early withdrawal of Shares during any non-disposal period or prior to the satisfaction of any other performance or vesting conditions for withdrawal are similar to those relating to the early exercise of Options (as explained in the Option Sub-plan above). Early applications for withdrawal may also be permitted on a takeover or reorganisation of the Company, subject to Supervisory Board approval.
If an employee dies or retires, is made redundant, is terminated (except for cause (including for fraud or dishonesty)) or leaves employment, then with the approval of the Supervisory Board, and at its sole discretion, given for the purpose of the Performance Share Sub-plan:
(a)	applications for withdrawal of vested performance Shares may only be submitted earlier than the prescribed withdrawal date, in accordance with the Plan Rules of the Performance Share Sub-plan unless the Supervisory Board reasonably determines and provides notice to the Executive that the Executive’s Performance Shares have been forfeited; and

(b)	applications for withdrawal of unvested Performance Shares may be submitted only if permitted by the Supervisory Board at its absolute discretion.
Where an Executive’s employment is terminated for cause (including for fraud or dishonesty) the Supervisory Board will declare the Executive’s Performance Shares are forfeited.
Compulsory acquisition - the Supervisory Board has the discretion to determine that Shares are to be compulsorily acquired.
Dividends, Voting and other Rights - dividends, voting and other rights attaching to the Shares that have been allocated to an Executive under the Performance Share Sub-plan accrue to, or are exercisable by, the Executive.
Award Sub-plan
Unlike the other Sub-plans, the Award Sub-plan involves cash awards rather than the acquisition of Shares by Executives. A grant of Awards to a particular Executive (including Managing Board members) is subject to the Plan Rules and the terms of the specific grant. As the Awards Sub-plan does not involve any issue of securities by the Company, Shareholder approval of this aspect of the plan is not required. However, it is included here for the information of Shareholders.
Sub-plan relating to grants to US Executives
A summary of the key features of this long-term incentive arrangement for grants of Options, Performance Rights, Performance Shares and / or Awards to US Executives is set out below. A grant under this Sub-plan to a particular US Executive is subject to the Plan Rules and the terms of the specific grant.
Options - the Sub-plan provides for the exercise price of Options granted to US Executives to be not less than the Fair Market Value of a Share on the grant date (and in some cases, 110% of the Fair Market Value of a Share on the grant date).
Incentive Stock Options - the Sub-plan provides for the grant of Incentive Stock Options to US Executives. There are restrictions on the exercise of Incentive Stock Options, the transfer of Incentive Stock Options and the disposal of Shares acquired upon the exercise of Incentive Stock Options. An Incentive Stock Option may not be exercised more than three months after the US Executive ceases to be employed by a Participating Company, or 12 months after cessation of employment due to disability.
18     James Hardie

Performance Rights - the Sub-plan provides for the grant of restricted stock to US Executives. Such grants may be subject to restrictions on transferability and risk of forfeiture during a specified period. During the restriction period, the Performance Rights may not be sold or transferred by the US Executive.
Performance Shares - the Sub-plan provides for grants of Performance Shares to US Executives, which may be payable in Shares, in a lump sum or in instalments. The Performance Shares granted to US Executives under this Sub-plan do not form part of the Trust (referred to above) which holds Performance Shares granted to other Executives.
Awards - the Sub-plan provides for the grants of Awards to US Executives.
Restrictions - the Sub-plan sets out a number of restrictions in relation to grants to US Executives, which impact on the term, time and method of exercise and form and timing of payment of any such grant. There are also particular restrictions relating to US specific revenue and taxation law.
Terms - The Sub-plan incorporates the other Sub-plans, subject to the extent of any inconsistency.
Recommendation
The Supervisory Board believes that the LTIP is an appropriately designed equity-based employee incentive scheme, capable of attracting, motivating and retaining key executives and driving the improved performance of the Company. The Supervisory Board believes that the LTIP, if approved, will be integral to the Company’s future financial performance due to:
•	the LTIP linking Executive reward to increases in shareholder value;

•	the performance hurdles;

•	full disclosure of the LTIP in the Company’s Shareholder reports;

•	the retention of key Executives; and

•	the flexibility to determine the most appropriate type of reward structure, as set out in this Notice of Meeting, to best meet the above criteria.
Accordingly, the Supervisory Board recommends that you vote in favour of the resolution.
Copies of the LTIP Rules are available on the Company’s website at www.jameshardie.com, at Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000 or may be obtained by Shareholders at no charge by writing to the Company Secretary at that address.
James Hardie     19

Business of Annual General Meeting
Resolutions 6(b) to (d) inclusive — approval of participation in the LTIP by members of the Managing Board
Resolutions 6(b) to (d) relate to the specific grants of Options under the LTIP proposed to be made to members of the Managing Board. As explained in the “Overview of Plan” above (in the Explanatory Notes to Resolution 6(a)), each grant is subject to specific terms. Options granted to members of the Managing Board under the LTIP will be issued under the Option Sub-Plan. Details of the vesting criteria and other materials terms of those Options are set out below.
Vesting Criteria
The performance hurdles for the vesting of Options to be granted to members of the Managing Board if Resolutions 6(b) to (d) are approved will be as follows:
•	for 50% of the Options granted to a participant, the performance hurdle will be calculated by reference to a market comparative Return On Capital Employed (ROCE). ROCE is calculated by dividing earnings before interest and taxes by net capital employed (ie fixed assets plus net working capital). This measures the efficiency with which capital is being used to generate revenue and earnings and provides a good basis for comparing with peers management performance in areas over which it has control. For the purposes of this calculation, all ROCE components will exclude any amounts paid or provided for by way of contribution to the Special Purpose Fund (relating to the company’s voluntary compensation for proven asbestos-related personal injury and death claims) or any alternative arrangement, and any related foreign currency translation income or expense;

•	for the other 50% of the Options that are granted to a participant, the performance hurdle will be calculated by reference to a market comparative Total Shareholder Return (TSR).
Together, these are the Vesting Criteria.
The percentage of Options in the total grant that vest will depend upon the Company’s ROCE and TSR, relative to the percentile performance of various comparable companies as follows:
•	the ROCE performance hurdle requires the Company’s ROCE, at a minimum, to achieve the 60th percentile of ROCE performance of a global peer group of building materials companies measured over the period. At this point, 50% of the Options which vest by reference to the ROCE performance hurdle (being 25% of the total grant to the Executive) will vest, and an additional 2% of the Options which vest by reference to the ROCE performance hurdle (a further 1% of the total grant) will vest for every additional percentile (ie for each additional 1%) above the 60th percentile of ROCE performance of the peer group companies. Maximum vesting of Options under this calculation will occur at the 85th percentile; and

•	the TSR performance hurdle requires the Company’s TSR, at a minimum, to equal the median TSR of a peer group of comparable companies in the S&P/ASX 100. 50% of the Options which vest by reference to the TSR performance hurdle (being 25% of the total grant) will vest when the median TSR of comparable companies in the S&P/ASX 100 is achieved over the period, and an additional 2% of the Options which vest by reference to the TSR performance hurdle (1% of the total grant) will vest for every additional percentile (ie for each additional 1%) above the median TSR of comparable companies in the S&P/ASX 100. Maximum vesting of Options under this calculation will occur at the 75th percentile.
The ‘global peer group’ of building materials companies to be used for the ROCE performance hurdle will be determined by the
Supervisory Board but would generally include global peer companies in USA, Europe and Australia specialising in building materials. It is currently anticipated that the global peer group would include the following entities, although the Supervisory Board will have discretion to make adjustments to the list as it considers appropriate from time to time:

Boral Limited	Valspar Corporation	Hanson plc
Rinker Group Limited	Weyerhaeuser Company	Lafarge SA
CSR Limited	Cemex SA de CV	Nichihia Corp
Fletcher Building Limited	Martin Marietta Materials Inc	Saint Gorbain
Eagle Materials Inc	Texas Industries	Wienerberger AG
Louisiana-Pacific Corporation	Florida Rock Industries Inc	CRH plc
USG Corporation	Vulcan Materials Co	The Siam Cement Plc
20     James Hardie

The ‘peer group’ of comparable companies in the S&P/ASX 100 to be used for the TSR performance hurdle will be determined by the Supervisory Board but would generally exclude financial institutions, insurance companies, property trusts, oil and gas producers and mining companies and be adjusted to take into account additions and deletions to S&P / ASX 100 during the relevant period.
Both performance hurdles will be tested after three years from the grant date. In addition, the TSR performance hurdle will be retested at the end of each six month period following the third anniversary until the fifth anniversary (with each re-test extending the measurement period by a further six months such that re-testing at the fifth anniversary will be measured over a five year period).
This limited re-testing reflects the fact that the Company’s share price can be subject to short-term fluctuations relating to public comment and disclosures on asbestos-related matters by other companies with asbestos exposures, members of the media and others.
Any additional Options that are subject to the TSR hurdle when the TSR hurdle is met on these retesting dates, will vest. For example, if 50% of an Option holder’s Options that are subject to a TSR hurdle vest on the third anniversary of the grant date, and the Company’s TSR for the period from the grant date up to a retesting date is 10% above the median TSR, a further 20% of the aggregate number of Options granted will vest on that retesting date.
When Options expire
Generally speaking, unvested Options will expire and become unexercisable on:
•	the third anniversary of the grant date, in the case of Options which vest by reference to a ROCE performance hurdle; and

•	the fifth anniversary of the grant date, in the case of Options which vest by reference to a TSR performance hurdle.
When vested Options will otherwise expire and become unexercisable depends on the circumstances in which a member of the Managing Board ceases employment. Generally, it is expected that vested Options will expire as follows:
•	Termination for cause - the Supervisory Board will determine that any unexercised Options have lapsed, and the Options will lapse accordingly.

•	Death - all of the outstanding vested Options will expire and become unexercisable at the earlier of 24 months after the death of an Option holder or the date they would have expired had the Option holder remained employed by the Company, unless the Supervisory Board reasonably determines that the Options have lapsed (and provides notice to the Option holder to that effect).

•	Retirement, redundancy or voluntary resignation - all of the outstanding vested Options will expire and become unexercisable at the earlier of 24 months after cessation of employment or the date they would have expired had the Option holder remained employed by the Company, unless the Supervisory Board reasonably determines that the Options have lapsed (and provides notice to the Option holder to that effect).

•	Termination for other reasons - all of the outstanding vested Options will expire and become unexercisable at the earlier of three months after the termination or the date they would have expired had the Option holder remained employed by the Company. However, the Option holder may only exercise the Options after termination if permitted by the Supervisory Board in writing.
An unvested Option may only be exercised after cessation of employment if a written determination is provided by the Supervisory Board.
If a member of the Managing Board ceases employment with the Company, or gives notice of their intention to cease employment with the Company, the Supervisory Board may in its absolute discretion (on any conditions which it thinks fit) decide that some or all of the unvested Options held by the member do not lapse, but lapse at the time and subject to the conditions it may specify by notice to the participant, which may include one or more of the following:
•	that the Performance Period of an Option (being the period from the grant date until the date the Vesting Criteria are tested) is reduced to a period shorter than that specified above under Vesting Criteria;

•	that the Vesting Criteria that apply to an Option be waived; and

•	that an Option which vests in accordance with the terms and conditions specified in the notice, may be exercised within the period specified above for vested Options held by a member who ceases employment, or any shorter period specified in the notice.
The Supervisory Board may exercise this discretion, for example, where a member of the Managing Board who holds unvested Options permanently retires. The Supervisory Board will not exercise this discretion in circumstances where the relevant participant is terminated for cause (including for fraud or dishonesty).
A member of the Managing Board will be taken to continue as an employee of the Company for the purposes of the LTIP if, on ceasing employment with the Company, the Managing Board member automatically becomes a consultant to the Company or a subsidiary in accordance with their employment contract.
James Hardie     21

Business of Annual General Meeting
Exercise of Options
Once vested (and subject to the Option expiry provisions), the Options can be exercised during any open trading window, if the executive does not have insider information, up to 10 years after the date they are issued.
The exercise price for the Options will be the volume weighted average price of CUFS traded on ASX over the five trading days immediately prior to the date of grant.
Change in control
If, under a takeover bid or otherwise, any person together with their associates acquire Shares, which when aggregated with Shares already acquired by such person and their associates, comprise more than 30% of the issued Shares of the Company, the Supervisory Board may give written notice to each Participant permitting the Participant to exercise any or all the Participant’s Options as determined by the Supervisory Board within 60 days or such reasonable longer period as approved by the Supervisory Board from the last date when any of the Shares referred to were so acquired.
Reconstruction, bonus and rights issues
An entitlement to shares under an Option will be adjusted to take account of capital reconstructions and bonus issues as if the Option had been exercised before the determination of entitlements in respect of those issues. This is consistent with ASX Listing Rules 6.16 and 6.22.3.
If there is a rights issue to all Shareholders before an Option is exercised, the Option exercise price will be reduced in accordance with the formula provided in ASX Listing Rule 6.22.2.
Amendments to the LTIP
As permitted by applicable laws, regulations and listing rules, the Supervisory Board may from time to time amend or terminate the LTIP. To the extent required by applicable laws, regulations and listing rules, any amendments to the LTIP are subject to Shareholder approval.
Administration of the LTIP
The Supervisory Board has the authority to interpret the LTIP and any documents used to evidence Options, to determine the terms and conditions of Options, and to make all other determinations necessary or advisable for the administration of the LTIP.
Any power or discretion which is conferred on the Supervisory Board under the LTIP may be delegated by the Supervisory Board to a committee consisting of those Directors, other officers, or employees of the Company as the Supervisory Board thinks fit.
Shareholder approval
If the ASX Listing Rules require Shareholder approval for the granting of Options, no Options will be granted before that approval is obtained.
General
The maximum number of ordinary shares and Options for which approval is sought assumes that all of the Options offered to members of the Managing Board are granted and subsequently exercised. No loans will be provided by the Company in relation to the issue of shares under the LTIP. The following members of the Managing Board are entitled to participate in the LTIP: Mr L Gries, Mr R L Chenu and Mr B P Butterfield. It is proposed to grant Mr Gries a maximum of 1,000,000 Options, Mr Chenu a maximum of 155,000 Options, and Mr Butterfield a maximum of 263,000 Options under the LTIP.
These Options will be issued by no later than 12 months after the passing of Resolutions 6(a) to (d).
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the issue of Options over ordinary shares in the Company to the members of the Managing Board under the LTIP and subject to the above terms and conditions be approved and recommends that you vote in favour of each corresponding resolution.
22     James Hardie

Resolution 7 — Renewal of authority for the Company to acquire its own shares
The Company’s Articles of Association permit the Managing Board to cause the Company to acquire shares in itself for valuable consideration in various circumstances. The Managing Board reserves the right to cause the Company to acquire shares in itself for a consideration per share of not less than EUR 0.01 and for not more than 105% of the average closing price of the Company as quoted on the ASX in the five business days preceding the acquisition (subject to any additional restrictions under Dutch law) on the condition that the Managing Board has been authorised to do so by the Shareholders. This authorisation will be valid for a maximum period of 18 months.
Additional restrictions under Dutch law are that:
(i)	the shares must be fully paid up;

(ii)	the Company’s equity minus the purchase price of the buy-back shares must be not less than the aggregate amount of the issued and called up part of the share capital and the reserves which must be maintained under Dutch law; and

(iii)	the aggregate par value of the buy-back shares to be acquired and the shares already held by the Company and its subsidiary companies must not exceed one-tenth of the issued share capital of the Company.
At the 2005 Annual General Meeting, Shareholders renewed for a further 18 months the Shareholder resolution that authorised the Managing Board to cause the Company to enter into share buy-backs (whether as on or off-market purchases):
(i)	for an 18 month period;

(ii)	for up to the maximum amount permitted by Dutch law;

(iii)	for a consideration per share of not less than EUR 0.01; and

(iv)	for not more than 105% of the average closing price in the Company as quoted on the ASX in the five business days preceding the acquisition.
The maximum price of 105% of the average closing price is in keeping with ASX Listing Rule 7.33, which imposes this limit on on-market buy-backs.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the buy-back power be renewed on identical terms to the 2005 conditions and recommends that you vote in favour of the resolution.
James Hardie     23

Business of Annual General Meeting
Resolution 8 — Ordinary Resolution to extend the application of Article 49.9 and Article 49.10 takeover provisions
The Company is not formally subject to the takeovers laws that apply to listed companies incorporated in Australia or in The Netherlands. Article 49 has been incorporated into the Articles of Association to provide Shareholders with similar protections in the event of a potential change of control to those provided to Shareholders in Australian listed companies under the Australian Corporations Act. The purpose of Article 49 is to ensure that:
(a)	the acquisition of control over CUFS or Shares takes place in an efficient, competitive and informed market; and

(b)	each Shareholder and CUFS holder and as well as the Managing Board, Joint Board and Supervisory Board:
(i)	know the identity of any person who proposes to acquire a substantial interest in the Company; and

(ii)	are given reasonable time to consider a proposal to acquire a substantial interest in the Company; and

(iii)	are given enough information to assess the merits of a proposal to acquire a substantial interest in the Company; and
(c)	as far as practicable, the Shareholders and CUFS holders all have a reasonable and equal opportunity to participate in any benefits accruing through a proposal to acquire a substantial interest in the Company.
Article 49.7 permits the Company to take actions against any Shareholder who is in breach of Article 49, including ordering the Shareholder to divest all or part of their shares held in breach of Article 49; to disregard the exercise by a Shareholder of all or part of the voting rights attached to their shares if the right to vote is held in breach of Article 49; or suspend such Shareholder from the right to receive all or part of the dividends or other distributions arising from the shares.
Article 49.9 permits the Company to take the actions specified in Article 49.7 after receiving advice from a senior Australian legal practitioner that a breach of the Articles of Association has occurred. Article 49.10 permits the Company to take such action on a temporary basis of up to 21 days prior to obtaining advice from a senior Australian legal practitioner.
Article 49.9 and Article 49.10 were inserted into the Articles of Association in 2001. At that time, the Australian Stock Exchange required that they only apply for a period of five years unless their application was renewed (ie approval must be obtained from Shareholders every five years for these articles to continue to apply). If Article 49.9 and Article 49.10 lapse, the Company will be required to obtain a court order before exercising the remedies available to it in Article 49.7.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the application of Article 49.9 and Article 49.10 of the Company’s Articles of Association be extended, and recommends that you vote in favour of the resolution.
Notice availability
Additional copies of this Notice can be downloaded from the Investor Relations area of our website at: www.jameshardie.com or they can be obtained by contacting the Company’s registrar:
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street, Sydney NSW 2000, Australia
or
GPO Box 242, Melbourne, VIC 8060, Australia
Telephone within Australia: 1300 855 080
Telephone outside Australia: +61 3 9415 4000
Facsimile: +61 3 94732118
Email: jameshardie@computershare.com.au
24     James Hardie

1.	Receive and adopt annual report and accounts for the financial year ended 31 March 2006
2.	Adopt the Remuneration Report for financial year ended 31 March 2006
3a).	Re-elect Ms M Hellicar to the Supervisory and Joint Boards
3b).	Re-elect Mr M J Gillfillan to the Supervisory and Joint Boards
3c).	Re-elect Mr D G McGauchie to the Supervisory and Joint Boards
4.	To increase the aggregate maximum remuneration payable to members of the Supervisory Board
5a).	Approve the Supervisory Board Share Plan 2005 (SBSP) and the issue of shares under it
5b).	Approve participation in the SBSP by Ms M Hellicar
5c).	Approve participation in the SBSP by Mr J D Barr
5d).	Approve participation in the SBSP by Mr M R Brown
5e).	Approve participation in the SBSP by Mr M J Gillfillan
5f).	Approve participation in the SBSP by Mr J R H Loudon
5g).	Approve participation in the SBSP by Mr D G McGauchie
6a).	Approve establishment of the Long Term Incentive Plan 2006 (LTIP) and the issue of securities
6b).	Approve participation in the LTIP and issue of options to Mr L Gries
6c).	Approve participation in the LTIP and issue of options to Mr R L Chenu
6d).	Approve participation in the LTIP and issue of options to Mr B P Butterfield
7.	Renewal of authority for the Company to acquire its own shares
8.	Renewal of rights relating to the takeover provisions

☐	▼ DETACH VOTING INSTRUCTION CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1.	☐	☐	☐	4.	☐	☐	☐	5e).	☐	☐	☐	6c).	☐	☐	☐
2.	☐	☐	☐	5a).	☐	☐	☐	5f).	☐	☐	☐	6d).	☐	☐	☐
3a).	☐	☐	☐	5b).	☐	☐	☐	5g).	☐	☐	☐	7.	☐	☐	☐
3b).	☐	☐	☐	5c).	☐	☐	☐	6a).	☐	☐	☐	8.	☐	☐	☐
3c).	☐	☐	☐	5d).	☐	☐	☐	6b).	☐	☐	☐

To change your address, please mark this box.	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

VOTING INSTRUCTION CARD

James Hardie Industries N.V.
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 PM New York Time on September 18, 2006)
The undersigned holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares represented by such Receipts of James Hardie Industries N.V. registered in the name of the undersigned on the books of the Depositary as of the close of business on August 17, 2006, at the Annual Meeting of Shareholders of the Company which is to be held on September 25, 2006 in Amsterdam, The Netherlands in respect of the resolutions specified on the reverse.
NOTE:
1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite each resolution.
2. It is understood that, if this form is not signed and returned, the Depositary will not vote such items.
To include any comments, please mark this box.          ☐
Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

We want to make it easy for as many James Hardie CUFS holders as possible to ask questions of the company’s Directors or Auditor.
Please use the other side of this form to send us any questions you would like answered at the Annual Information Meeting to be held on Tuesday, 19 September 2006 in Sydney.
We believe this process will make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. Holders will also be able to ask questions from the floor at the meeting.
We will attempt to answer as many questions as possible in the addresses by the Chairman and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually.
You can use this form even if you will be attending the meeting. If you are unable to attend, you can watch a live webcast of the meeting via the internet on the Investor Relations website at www. jameshardie.com
Fax this form by Monday, 11 September 2006 to:
 (02) 8274 5218 or +61 2 8274 5218
Mail this form by Tuesday, 5 September 2006:
using the Business Reply Envelope enclosed

Holders name:

Address:

Security Holder Reference Number
or Holder Identification Number:

Fax this form by Monday, 11 September 2006 to:	Security Holder Reference Number
(02) 8274 5218 or +61 2 8274 5218	or Holder Identification Number:

Mail this form by Tuesday, 5 September:
using the Business Reply Envelope enclosed

Question(s):